Venecredit Securities Inc Exemption Report

Venecredit Securities Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: (2) (ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

_____

Venecredit Securities Inc.

We, Alvaro Frias / George F Valle, affirm that, to our best knowledge and belief, this Exemption Report is true and correct.



By: Alvaro Frias

Title: CEO / Managing Director

By: George F Valle

Title: CFO / Finop



February 27, 2017